Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Fiscal Year
	2017	2016	2015	2014	2013
Earnings as defined:
Pre-tax income	32,830	47,285	45,156	22,412	34,588
Interest expense	13,738	13,403	14,156	13,487	25,447
Interest portion of rental expense (1)	14,155	12,419	11,044	10,161	8,450
Total earnings	60,723	73,107	70,356	46,060	68,485
Fixed charges as defined:
Interest expense	13,738	13,403	14,156	13,487	25,447
Interest portion of rent expense (1)	14,155	12,419	11,044	10,161	8,450
Total fixed charges	27,893	25,822	25,200	23,648	33,897
Ratio of earnings to fixed charges	2.18	2.83	2.79	1.95	2.02
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(1) One third of rent expense is the portion deemed representative of the interest factor.